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                                                               Exhibit 99(a)(10)

                          AMENDMENT AND SUPPLEMENT TO
                               OFFER TO PURCHASE

                                                              December 20, 2001

   Empire Acquisition Corp., EM Holdings, Inc., Lap Shun Hui and eMachines, Inc. are providing you this supplement to our Offer to Purchase, dated as of November 27, 2001, concerning our offer to purchase all the outstanding shares of common stock of eMachines, Inc. for $1.06 per share net to the seller in cash, without interest, less any required withholding taxes. This supplement provides additional disclosures with respect to the terms of the offer and the subsequent merger. Terms that we use in this supplement but we have not defined have the same meanings as in the Offer to Purchase.

   The information in the Offer to Purchase is hereby expressly incorporated herein by reference, except as amended and supplemented herein. You should read this supplement together with the Offer to Purchase we filed on November 27, 2001 and subsequently mailed to you.

1. We amend and restate the second bullet point of the second paragraph of the cover page to the Offer to Purchase as follows:

   availability to or receipt by EM Holdings and Empire Acquisition of funding pursuant to a credit agreement with UBS Warburg LLC and UBS AG, Stamford Branch (or replacement financier) sufficient to permit Empire Acquisition to fund (together with the proceeds contributed by Mr. Hui) all financial obligations arising in connection with the offer, the merger and the transactions contemplated by the merger agreement;

2. We amend the section entitled "SUMMARY TERM SHEET" as follows:

   The following sentence replaces the fifth sentence to the answer to the question "Do you have the financial resources to pay me for my shares?" in that section on page 2 to the Offer to Purchase:

   Mr. Hui has contributed $21.1 million to fund the transactions.

   The following answer replaces the answer to the question "If I tender my shares, when will I get paid?" in that section on page 3 to the Offer to
Purchase:

      If the conditions to the offer are satisfied and we consummate the offer and accept your shares for payment, you will receive payment for the shares you tendered promptly following the expiration of the offer.

   The following language replaces the second bullet point to the answer to the question "What are the most significant conditions to the offer?" in that section on page 6 to the Offer to Purchase:

   availability to us or receipt by us of funds pursuant to our credit agreement with UBS AG, or replacement financing obtained in accordance with the terms of the merger agreement sufficient to permit us to fund (together with the proceeds contributed by Mr. Hui) all financial obligations arising in connection with the offer, the merger and the transactions contemplated by the merger agreement; and

   The following two sentences are added after the third sentence to the answer to the question "What are the principal United States federal income tax consequences of tendering my shares?" in that section on page 7 to the Offer to
Purchase:

   There will be no gain or loss to us, our parent, Mr. Hui or eMachines as a result of the consummation of the offer or the merger. The availability to our parent and/or eMachines going forward of any net operating loss carryforwards of eMachines will be limited by applicable law.

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3. We amend the and restate the third sentence to the fifth to last paragraph to the section entitled "INTRODUCTION," which appears on page 11 to the Offer to Purchase, as follows:

   The remainder of the funds necessary to purchase the tendered shares have been contributed by Mr. Hui.

4. We amend and restate the subsection entitled "SPECIAL FACTORS--Background of the Offer," which appears on page 12 to the Offer to Purchase, as follows:

      eMachines concluded its initial public offering in March 2000. Following its initial public offering, eMachines' financial performance was adversely affected by the weakened economy and an unanticipated decrease in consumer demand for personal computers resulting in a dramatic downturn in the overall computer market and an industry-wide oversupply of personal computers as consumers curtailed their spending. In addition, revenues from eMachines' Internet operations slowed dramatically due to the lower overall demand for personal computers as well as the adverse environment for Internet-related businesses. Following eMachines' initial public offering, due to these factors and a declining stock market, eMachines experienced a declining stock price, had a limited ability to attract institutional investors and was able to attract only limited equity research analyst coverage. The market price of eMachines common stock steadily declined from its initial public offering price of $9.00 on March 24, 2000 to $0.375 on December 29, 2000.

      As a result of these factors, during the latter half of 2000, Stephen Dukker, the President and Chief Executive Officer of eMachines at the time, raised the possibility of exploring various strategic alternatives to maximize shareholder value. eMachines' board of directors discussed various alternatives, but no definitive actions were taken by the board of directors at that time to pursue a transaction.

      On December 20, 2000, eMachines received a letter from the Nasdaq Stock Market, Inc. (the "Nasdaq"), regarding the continued listing of eMachines common stock on the Nasdaq National Market. The letter stated that eMachines common stock may be delisted from trading on or about March 20, 2001, if the minimum bid price of eMachines common stock did not equal or exceed $1.00 per share for a minimum of ten consecutive trading days ending prior to such date.

      As a result of its own independent investigation of eMachines, representatives of Averil Capital Markets Group, Inc., an investment banking firm (referred to as "Averil Capital"), approached Mr. Hui to discuss various alternatives surrounding eMachines. During their initial meeting in January 2001, Averil Capital reviewed with Mr. Hui eMachines' current operating performance, capital markets profile and future prospects. In addition, Averil Capital and Mr. Hui discussed potential strategic alternatives for eMachines including a sale to a strategic buyer, the acquisition of eMachines by Korea Data Systems, Co., Ltd., (referred to as "KDS Korea") and/or TriGem Computers, Inc. (referred to as "TriGem"), the two largest stockholders of eMachines, and a management buyout. At the conclusion of the meeting, Mr. Hui advised Averil Capital he did not intend to pursue a transaction of the type discussed at that time and that he believed it was premature to discuss the pursuit of any alternatives until eMachines completed certain internal restructuring initiatives.

      On February 26, 2001, eMachines announced the appointment of Wayne R. Inouye as eMachines' President and Chief Executive Officer and as a member of the eMachines board of directors, effective March 5, 2001. At the same time, eMachines announced the resignation of Stephen A. Dukker from those same positions, effective March 4, 2001.

      Following the appointment of Mr. Inouye, and during March 2001, eMachines publicly announced a restructuring program including the following actions:

      . Reducing exposure to the Internet market by eliminating resources dedicated to Internet products;

      .  Recruiting of senior key management in addition to Mr. Inouye; and

      . Taking a one-time financial charge of $3.7 million for expenses associated with staff reductions and facilities closures in San Francisco, Scotts Valley and New York City.

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      On March 21, 2001, following the continued decline of its stock price,
   eMachines received a letter from the Nasdaq advising the company of Nasdaq's decision to delist eMachines's common stock from the Nasdaq National Market because of eMachines' failure to comply with Nasdaq's $1 minimum bid price requirement. eMachines requested an appeal of the decision to delist its common stock before a Nasdaq Listing Qualifications Panel.

      Despite the eMachines restructuring program, the market price of eMachines common stock continued to decline during the second quarter of 2001. At a meeting on April 17, 2001, eMachines' board of directors began to discuss potential strategic alternatives. The board of directors of eMachines considered the following factors:

      . The financial performance of eMachines for the fiscal year ended December 31, 2000, coupled with results to date, continued to be adversely affected by the unexpectedly severe decline in consumer demand for personal computers;

      . The lack of liquidity in eMachines' stock made it unattractive to institutional investors (as well as non-institutional investors);

      .  eMachines' difficulty in attracting equity research analyst coverage;
         and

      . If the stock price were to remain below $1.00 per share it could lead to delisting of eMachines common stock from the Nasdaq National Market for failure to meet Nasdaq's continued listing requirements, and the company was already notified of such possibility.

      Addressing the factors listed above, eMachines' board of directors resolved to undertake a review of the company's strategic alternatives, particularly exploring the possibility of identifying an acquiror willing to purchase the entire company.

      As part of its strategic review, at the April 17, 2001 meeting of the eMachines board of directors, the eMachines board of directors established an advisory committee to more closely be involved with and monitor the strategic review process. The advisory committee was comprised of Mr. Inouye, and Nathan Morton and Yasuhiro Tsubota who are both independent directors of eMachines.

      In April 2001, the management of eMachines held preliminary discussions with Credit Suisse First Boston about potential strategic alternatives for eMachines. On May 7, 2001, eMachines publicly announced that it had retained Credit Suisse First Boston, which had been the company's lead underwriter in its initial public offering, to act as its financial advisor and to assist eMachines in evaluating its strategic alternatives, including a possible sale of the company. In the eMachines press release, Mr. Inouye stated that the board of directors believed that it was an appropriate time to explore opportunities to maximize shareholder value following its recent restructuring.

      On May 24, 2001, eMachines common stock was delisted from the Nasdaq National Market and trading in eMachines common stock was moved to the Over The Counter Bulletin Board.

      During May 2001, Credit Suisse First Boston contacted approximately 55 companies, including both strategic and financial buyers, to determine their levels of interest in a potential acquisition of eMachines. Additionally, a number of parties contacted eMachines and Credit Suisse First Boston to express their interest in exploring a potential acquisition of eMachines. Based upon initial conversations with Credit Suisse First Boston, five firms, including TriGem Computer, Inc. and KDS Korea, expressed a high level interest in exploring a possible transaction with eMachines. One of those parties signed confidentiality agreements with eMachines, which included various "standstill" provisions. The standstill provisions prohibited, among other things, a potential acquiring party from acquiring shares, soliciting proxies or making public announcements regarding its intentions with respect to a transaction with eMachines. Between May and August of 2001, Credit Suisse First Boston and eMachines held continuing discussions with these parties.

      On June 5, 2001, one of these interested parties (referred to as the "Other Interested Party") submitted a non-binding indication of interest to acquire eMachines at a valuation of approximately $110.0 million.

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   eMachines' management held an informational meeting and hosted due diligence sessions with the Other Interested Party during the months of June and July.

      During June 2001, Mr. Hui contacted Averil Capital Markets Group requesting a meeting between representatives of Averil Capital, KDS USA, KDS Korea and TriGem. At a meeting on June 18, 2001, Averil Capital met with Mr. Hui and S. C. Sohn, General Counsel of TriGem, to discuss the possible acquisition of eMachines through a joint offer by KDS USA, KDS Korea and TriGem. At that meeting, Averil Capital reviewed various structural, valuation, operational and legal issues surrounding a possible transaction.

      During this same time period, Mr. Hui advised Credit Suisse First Boston that he, KDS Korea and TriGem were interested in pursuing a transaction involving eMachines. While KDS Korea and TriGem were initially interested in pursuing a transaction, each of them subsequently determined they did not wish to pursue a transaction.

      On July 12, 2001, Credit Suisse First Boston updated the advisory committee of the board of directors on the status of discussions with third parties, including the Other Interested Party. On August 8, 2001, the Other Interested Party submitted a revised non-binding indication of interest which contained a higher offer price than its previous indication of interest submitted on June 5, 2001, at a valuation of approximately $125.0 million. A meeting of the eMachines advisory committee was convened on August 9, 2001, to consider the revised indication of interest submitted by the Other Interested Party and eMachines' other strategic alternatives. The advisory committee declined to pursue further discussions with the Other Interested Party at that time and determined that discussions to date had failed to produce a party interested in pursuing a transaction with eMachines at a price the advisory committee deemed worthy of pursuing at such time. Therefore, the advisory committee determined to stop actively seeking a buyer and advised Credit Suisse First Boston to stop pursuing a potential sale of eMachines. On September 17, 2001, eMachines publicly announced that it had terminated Credit Suisse First Boston's engagement. The press release also indicated that eMachines would continue to review its strategic alternatives.

      Following the termination of Credit Suisse First Boston's engagement, Mr. Hui explored other potential opportunities involving eMachines, not necessarily including KDS Korea's and TriGem's participation. He contacted certain financial sources to discuss the possibility of financing the acquisition of the eMachines common stock held by KDS Korea and TriGem. In addition, he discussed with eMachines Chairman, Paul Lee, the possibility of Mr. Hui's sponsorship of an acquisition of eMachines. He also had similar discussions with Michael Hong, a director of eMachines, and Jung Koh, a director of eMachines and the Chairman of KDS Korea. Messrs. Lee and Koh indicated to Mr. Hui that their respective organizations would be interested in the sale of eMachines at a fair price, whether in a management-led buyout or a transaction with an unaffiliated third party.

      During September 2001, Mr. Hui contacted Averil Capital regarding his possible sponsorship of a management-led buyout of eMachines or his own outright acquisition of eMachines. During a meeting on September 27, 2001, Averil Capital and Mr. Hui discussed and assessed the probability of completing a transaction, the probable range of values to complete a transaction, various structural and legal considerations and the review of a possible timeline for a transaction. On October 4, 2001, Averil Capital and Mr. Hui executed an engagement letter in connection with Averil Capital serving as the exclusive financial advisor to Mr. Hui to explore the acquisition of eMachines.

      During October 2001, Mr. Hui also met directly with Mr. Inouye to discuss the possibility of pursuing a management-led acquisition of eMachines. Mr. Hui offered to assist Mr. Inouye in structuring a transaction, securing the necessary acquisition capital and retaining the advisors to represent Mr. Hui and the management team. Mr. Inouye considered but ultimately rejected Mr. Hui's proposal.

      Also during October 2001, eMachines had discussions with, and provided due diligence information to a third party that had been referred to Mr. Dukker by Mr. Hui during late 2000 as a potential strategic partner or acquirer in connection with a transaction that would involve the acquisition of a significant interest in eMachines from certain stockholders of eMachines.

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      Following the retention of Averil Capital by Mr. Hui, on October 4, 2001,
   Mr. Hui formed our parent and us to serve as acquisition entities in connection with the proposed transaction with eMachines.

      During October, Averil Capital contacted various financing sources to secure the necessary financing commitments in order to effect the transaction. As a result of its efforts, Averil Capital secured a preliminary debt financing commitment from UBS AG. This financing commitment was in a form that could be executed simultaneously with the execution of a definitive merger agreement between our parent and eMachines. In addition to securing the preliminary debt financing commitment, Mr. Hui planned to contribute certain equity financing to the transaction.

      Because a substantial portion of the cash reserves of eMachines would be used to repay the acquisition debt to UBS AG, legal counsel for UBS AG and our parent's advisors believed it was important to secure a solvency opinion. UBS AG requested for our parent to retain the services of a nationally recognized valuation appraisal firm to render a solvency opinion in connection with the transaction. On November 14, 2001, our parent retained the services of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

      In order to determine whether or not the proper support existed for Mr. Hui's potential acquisition of eMachines, Averil Capital, in combination with Akin Gump Strauss Hauer & Feld, LLP (legal advisor to Mr. Hui, our parent and us, referred to as "Akin Gump") also contacted KDS Korea, TriGem and idealab! to negotiate their support of an offer sponsored by Mr. Hui. As a result of these negotiations, on October 30, 2001, idealab! entered into the stock purchase agreement with Mr. Hui. The principal issues discussed during these negotiations included the minimum per share price of any offer made by our parent, certain protections which could be included to ensure that idealab! and all other shareholders were treated identically in terms of any offer consideration and the term of the stock purchase agreement.

      Between October 4, 2001, and October 29, 2001, Mr. Hui worked closely with Averil Capital and Akin Gump to prepare a fully-financed, fully defined offer for eMachines.

      On October 30, 2001, Mr. Hui met with and delivered to Wayne Inouye our parent's offer to acquire all of the outstanding shares of common stock of eMachines. Our parent's initial offer was to acquire all of the outstanding shares of eMachines common stock at $.78 per share through a cash tender offer followed by a short-form merger. In addition to the offer letter, Mr. Hui delivered as part of the offer a form of merger agreement that our parent would be willing to execute. During this meeting, Mr. Hui described to Mr. Inouye the terms and conditions of the offer and explained his reasons for pursuing the offer. Mr. Hui discussed his desire to acquire eMachines in line with his background in the industry, the need to find a strategic solution for eMachines in light of the current and future industry environment and the need to find an attractive solution for eMachines' stockholders in light of the stock's delisting, poor trading performance and other factors. Mr. Hui also expressed his desire to retain Mr. Inouye and the management team of eMachines. Mr. Inouye stated that he would contact the various board members to discuss Mr. Hui's proposal to acquire eMachines. Following Mr. Hui's meeting with Mr. Inouye, Averil Capital delivered copies of the offer to Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, eMachines' outside counsel (referred to as "Wilson Sonsini") and other selected members of eMachines board of directors. After being advised that the board intended to reengage Credit Suisse First Boston, which occurred on November 1, 2001, Mr. Inouye delivered copies to Credit Suisse First Boston.

      On October 31, 2001, following delivery of the offer, Averil Capital and Akin Gump had conversations with eMachines' financial and legal advisors to discuss consideration of our parent's offer. As part of these discussions, Averil Capital and Akin Gump described the background leading up to our parent's offer and further described the terms and conditions of the offer. At that time, our parent and Mr. Hui were asked to execute a confidentiality agreement. It was decided that once the confidentiality agreement was executed that Averil Capital would review with Credit Suisse First Boston the financial analysis underlying our parent's initial offer. Based on the commencement of a process whereby the eMachines board of directors would review the proposal, our parent determined not to publicly announce its proposal at that time.

      On November 2, 2001, Averil Capital reviewed with Credit Suisse First Boston certain elements of the financial analysis. During this telephone conference, there was no negotiation as to the specific offer. It was

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   understood at the conclusion of the discussion that our parent's initial offer was subject to negotiation if a higher value was justified and supported by additional information from eMachines. In addition, Averil Capital told Credit Suisse First Boston that it would disclose the name of the financing source, and provide the form of commitment and supporting term sheet, once a confidentiality agreement between eMachines and our parent was executed.

      On November 2, 2001, a special meeting of the eMachines board of directors was held to review with the entire board the offer received as well as determine the proper manner in which to proceed. Mr. Adam Andersen, Senior Vice President and Chief Operating Officer of eMachines, and John Alpay, Corporate Counsel of eMachines, and representatives of Wilson Sonsini, also participated in the meeting. Representatives of Wilson Sonsini reviewed with the eMachines directors their fiduciary duties to the holders of eMachines common stock in the context of a proposed business combination transaction involving eMachines, including a transaction between Mr. Hui and eMachines. The eMachines directors discussed potential conflicts of interests of various directors in the proposed transaction. Mr. Hui made a brief statement to the board of directors describing the background of his proposal before recusing himself from all further meetings at which our parent's proposal or other strategic alternatives would be considered. As part of his statement, Mr. Hui emphasized certain terms of his offer and stated that the offer reflected his opening bid for eMachines and that he may be willing to increase his offer following receipt and review of limited financial due diligence. Following Mr. Hui's departure, Wilson Sonsini informed the board of the terms and conditions of Mr. Hui's proposal. The eMachines board of directors created an advisory committee to assist in the evaluation of alternative transactions involving eMachines, including our parent's proposal. The advisory committee was comprised of Mr. Inouye, Mr. Morton, Mr. Tsubota and Mr. Hong. While the advisory committee would advise the board of directors (other than Mr. Hui) through the process, the entire board of directors, subject to the recusal of Mr. Hui, would be responsible for making any final determinations regarding our parent's proposal as well as other alternatives to be considered.

      Following the board of directors' meeting on November 2, 2001, the advisory committee met separately. Representatives of Credit Suisse First Boston and Wilson Sonsini also participated in the meeting. Credit Suisse First Boston reviewed with the board the process being undertaken to contact third parties that may be interested in pursuing an acquisition or other strategic transaction with eMachines and the status of discussions with our parent and its advisors. The advisory committee authorized eMachines' advisors to proceed with negotiations with our parent and to determine whether any third parties that had previously expressed an interest in a transaction with eMachines would have any interest in acquiring eMachines. The advisory committee also expressed its desire to enter into a "standstill" agreement with any interested parties for an adequate period of time to conduct an orderly process.

      Between November 2 and November 18, 2001, Credit Suisse First Boston contacted and had discussions with third parties that had previously expressed an interest in a transaction with eMachines to determine whether any of these parties continued to have an interest in pursuing a transaction with eMachines.

      On Saturday, November 3, 2001, Credit Suisse First Boston and Wilson Sonsini reported the eMachines board of directors' position regarding our parent's offer to Averil Capital and Akin Gump. eMachines' advisors stated that the board of directors had directed the company's advisors to undertake negotiations with our parent regarding its offer. At the same time, eMachines' board of directors also determined that it was necessary to contact other selected parties that had shown some level of interest in eMachines during the prior strategic review process. eMachines' advisors continued to negotiate with Mr. Hui and our parent to define the scope of a standstill provision.

      On November 6, 2001, the advisory committee held a special meeting. Mr. Andersen, representatives of Wilson Sonsini and representatives of Credit Suisse First Boston also participated in the meeting. At this meeting, the advisory committee considered the terms and conditions of our parent's proposed financing, the implications of a possible disclosure by our parent of its offer on a Schedule 13D to be filed with the SEC and the inability of eMachines and Mr. Hui to agree on the scope of the standstill. The advisory

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   committee authorized eMachines' advisors to continue negotiations with our parent, Mr. Hui and their advisors with a continuing requirement to obtain our parent's agreement to a relatively brief standstill provision long enough to complete an orderly exploration of eMachines' strategic alternatives.

      Meanwhile, in order to proceed with its review of information regarding our parent's offer, eMachines proposed that the parties initially enter into a one-way confidentiality agreement governing the provision of confidential information by us to eMachines, which agreement would not raise the standstill issues and would allow our parent to disclose the details behind our parent's financing to Credit Suisse First Boston. During the discussions of this one-way confidentiality agreement, we also indicated to eMachines' advisors that although we disclaim beneficial ownership of any securities held by idealab!, we may elect to disclose by November 9, 2001 on Schedule 13D our potential beneficial ownership of idealab! shares as a result of the stock purchase agreement between Mr. Hui and idealab!

      On November 8, 2001, the advisory committee met to discuss the status of potential transactions with third parties and the status of negotiations with our parent and its advisors, including our parent's intent to file a
   Schedule 13D with the SEC publicly disclosing the existence of and terms of its offer. Mr. Alpay, representatives from Wilson Sonsini and representatives from Credit Suisse First Boston also participated in the meeting. The advisory committee determined that eMachines would issue a press release acknowledging our parent's proposal, if our parent in fact did proceed with its public disclosure of their proposal.

      On November 9, 2001, Averil Capital had a conference call with Credit Suisse First Boston during which Credit Suisse First Boston and Averil Capital discussed, among other things, certain valuation analyses and perspective, including the underlying operating and financial assumptions, including a liquidation analysis, and the underlying assumptions relating to eMachines. On the same day, our parent filed a Schedule 13D with the SEC disclosing its offer to eMachines at $0.78 per share and the stock purchase agreement entered into with idealab! On November 9, 2001, eMachines also issued a press release acknowledging the offer and announcing that it had re-engaged Credit Suisse First Boston.

      On November 11, 2001, after being contacted by Credit Suisse First Boston, the Other Interested Party submitted another non-binding letter of intent to acquire eMachines at an offer price of $0.99 per share.

      On November 12, 2001, a special meeting of the eMachines board of directors was held to review the material terms and conditions of the indication of interest and the status of discussions with the Other Interested Party, including planned due diligence sessions. Before any discussion, Mr. Hui made a brief statement to the board affirming his desire to enter into a transaction with eMachines at a premium to the then-current market price and affirming that he and his financing sources were prepared to move forward as quickly as possible with a transaction. Following this statement, Mr. Hui recused himself and left the meeting. The board of directors also discussed the status of discussions with our parent and the likelihood of other potential offers from potentially interested third parties. The board of directors authorized management and advisors to continue due diligence and negotiations with the interested parties.

      On November 12, 2001, Credit Suisse First Boston contacted each of the potentially interested parties, including Averil Capital and the Other Interested Party, to inform them of the process that was being conducted to evaluate proposals for a potential acquisition of eMachines. Each party was informed that November 16, 2001 had been established as the date on which final offers for a potential acquisition of eMachines should be submitted. Each party was encouraged to meet with eMachines management as quickly as possible in order to complete any due diligence that it or its advisors or financing sources deemed necessary.

      After extensive negotiations, our parent, Mr. Hui and eMachines entered into a confidentiality agreement including a 17-day standstill period.

      During the week of November 12, Averil Capital, UBS AG and Houlihan Lokey visited eMachines to conduct due diligence and meet with management at eMachines to obtain due diligence information. In addition, eMachines advisors and management held continuing discussions with other interested third parties, none of whom conducted further diligence during that week.

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      On November 15, Credit Suisse First Boston indicated to Averil Capital that the board of directors of eMachines would not be considering final bids on the following day as previously indicated. No explanation was given for the change of process and no alternative date was set for final consideration of bids. In light of the considerable time and expense incurred by our parent, our parent determined to proceed with the presentation of our offer on November 16, 2001. eMachines subsequently explained that the deadline was extended because additional time was needed to continue discussions with the Other Interested Party.

      After the close of trading on November 16, 2001, our parent delivered to the office of eMachines its revised offer for eMachines. In its revised offer, our parent raised its acquisition price to $1.00 per share, which was one cent per share more than the consideration offered in the Other Interested Party's non-binding letter of intent. The revised offer by its terms was scheduled to expire Sunday, November 18, at 12:00 p.m.

      On November 16, 2001, a special meeting of the board of directors of eMachines was held. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston participated in the meeting. Mr. Hui gave an oral presentation to the eMachines board of directors regarding his increased offer. Wilson Sonsini reminded the directors of their fiduciary duties in the context of a potential transaction with Mr. Hui and the board once again reviewed any potential conflicts of interest any director might have in such a transaction. Mr. Hui made a brief statement in which he summarized the material terms and conditions of the revised offer (including the scheduled expiration of the offer at 12:00 p.m. on November 18) and affirmed his desire to promptly move forward with a transaction. Mr. Hui then recused himself and left the meeting. Following Mr. Hui's departure, Credit Suisse First Boston updated the board on the results of the discussions throughout the week and advised the board that the Other Interested Party was the only other party that had demonstrated interest in pursuing a transaction in the required timeframe established by the board of directors of eMachines and that additional time was needed to hold discussions with the Other Interested Party, which had not submitted a revised indication of interest. The board of directors noted that our parent's revised bid, which was higher than its first bid, was set to expire on November 18 at 12:00 p.m. The board of directors instructed eMachines' advisors to contact both our parent and the Other Interested Party and advise such parties that the final deadline for revised offers was November 18, while simultaneously moving forward with negotiations if possible.

      Averil Capital and the Other Interested Party were contacted by Credit Suisse First Boston on November 17, 2001 regarding the results of the board meeting and were advised of the deadline for final bids.

      Over the course of the weekend, our parent's financial and legal advisors had numerous discussions with eMachines' financial and legal advisors in order to negotiate the terms of a definitive merger agreement and option agreement. These negotiations addressed many provisions of the definitive agreements, including the provisions related to the circumstances under which eMachines would be permitted to consider and enter into alternative transactions, the conditions to closing of the offer and restrictions on eMachines' ability to operate its business after execution of the merger agreement without our parent's consent. No discussions regarding the definitive agreements proposed by the Other Interested Party were held.

      On November 17, 2001, the financing committee of UBS AG met internally to approve its revised commitment letter, which raised the level of UBS AG's commitment from a prior letter and to reflect our parent's enhanced bid. UBS AG received its requisite internal committee approval that day and our parent received a final form of debt commitment letter, executed by UBS AG.

      On November 18, 2001, Mr. Hui delivered to the eMachines advisors our parent's revised offer in which our parent raised its offer to $1.06 per share. Also on November 18, 2001, the Other Interested Party submitted verbally a revised non-binding indication of interest at a price of $1.01 per share.

      A special meeting of the board of directors of eMachines was held on November 18, 2001, to assess final offers. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston also

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

   participated. Mr. Hui gave a brief oral presentation to the board of directors regarding the terms and conditions of our parent's revised offer. Mr. Hui once again indicated his willingness to enter into a transaction as soon as possible. Mr. Hui stated that our parent's revised offer would expire on Monday, November 19, at 5:00 a.m. and clearly stated that this was our parent's final offer. Mr. Hui indicated that if this offer was not accepted by the board of directors prior to its expiration, the offer would expire and our parent would consider other alternatives to his offer. Mr. Hui then recused himself and left the meeting. Following Mr. Hui's recusal, the board was informed that the Other Interested Party had not submitted a revised written offer, had not completed diligence, but had verbally expressed a revised offer at a price of $1.01 per share. Furthermore, the Other Interested Party's offer was subject to confirmatory due diligence and the satisfactory negotiation of definitive agreements. Credit Suisse First Boston then gave a detailed presentation regarding our parent's revised offer, including a presentation to the eMachines board of directors regarding its financial analysis of the proposal and how it compares to other potential alternatives for eMachines. Wilson Sonsini then updated the board on the status of negotiations with our parent and its advisors relating to the definitive merger agreement and related documents, including open issues related to certainty of closing and eMachines' ability to terminate the merger agreement in order to accept a third-party offer. The board of directors authorized eMachines management and advisors to continue to negotiate with our parent and its advisors to come to an acceptable result on the open issues, and another board meeting was set for the following day to assess the results of these negotiations.

      Following completion of the board meeting, eMachines advisors contacted Averil Capital and Akin Gump to inform them that the board of directors had authorized them to complete negotiation of the merger and related agreements. Through its advisors, eMachines requested that our parent extend its offer until the close of the business day on November 18, 2001, in order for negotiations to be completed, and for the board of directors to consider the definitive agreement after all negotiations were concluded. The parties continued to negotiate the agreements. Those negotiations addressed remaining open issues related to the definitive agreements, including the conditions to our and our parent's obligation to close the offer and restrictions on eMachines' ability to operate its business after execution of the merger agreement without our parent's consent.

      On November 19, 2001, our parent filed an amendment to its previously filed Schedule 13D indicating its revised offer of $1.06 per share had expired that morning but that the parties were continuing their discussions.

      On the same day, a special meeting of the board of directors of eMachines was held. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston also participated in the meeting. Wilson Sonsini updated the board on the results of negotiations with our parent's advisors on the definitive documents. Wilson Sonsini then discussed with the board in detail the terms and conditions of the proposed definitive merger agreement, including the conditions to our parent's obligations to close the offer and eMachines' ability to terminate the agreement and enter into a transaction with a third party, and the terms and conditions of our parent's financing commitment. Credit Suisse First Boston then delivered its oral opinion to the board of directors of eMachines, which was confirmed by delivery of a written opinion dated November 19, 2001, that, as of November 19, 2001, based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the offer price to be received by the holders of eMachines common stock in the offer and the merger is fair, from a financial point of view to such stockholders (other than Mr. Hui, KDS USA, our parent or their respective affiliates). Following a lengthy discussion of the terms and conditions of the proposed transaction, the eMachines board of directors determined the merger agreement and the transactions contemplated by the merger agreement to be advisable, fair to and in the best interests of the stockholders of eMachines (other than Mr. Hui, KDS USA, our parent and their respective affiliates), approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the stockholders of eMachines accept the offer and tender their shares of common stock in the offer.

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

      Following the board meeting, Averil Capital received a phone call from Wilson Sonsini indicating that the board of directors had approved the merger agreement. The parties executed a definitive merger agreement after the board meeting on November 19, 2001. Our parent also executed the debt financing commitment with UBS AG. eMachines and our parent publicly announced the execution of the definitive merger agreement in a joint press release prior to the opening of the trading markets on November 20, 2001.

      Following the execution of the merger agreement, Mr. Hui engaged in discussions with certain members of management regarding continued service with eMachines after the consummation of the transaction. Mr. Inouye informally has agreed to remain with eMachines following consummation of the transaction. No formal arrangements have been reached in this regard between the parties.

      We, our parent and eMachines executed an amended and restated merger agreement on November 26, 2001.

      On December 14, 2001, we, our parent and eMachines entered into an amendment to the amended and restated merger agreement which is attached to the Schedule TO as exhibit (d)(5) and is hereby incorporated by reference.

5. We amend the subsection entitled "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Offer and the Merger--Recommendation of the eMachines Board of Directors; eMachines' Position as to Fairness of the Offer and the Merger" as follows:

   The following paragraph is added immediately following the fourth to last paragraph of that subsection on page 22 to the Offer to Purchase:

      The eMachines board of directors found reasonable and expressly adopted the opinion and the related financial analyses of Credit Suisse First Boston, which opinion and analyses are summarized below.

   The following language replaces the last bullet point in the second to last paragraph of that subsection on page 22 to the Offer to Purchase:

   the $1.06 per share cash price and the other terms and conditions of the merger agreement resulted from extensive bargaining and negotiating between eMachines and its advisors, on the one-hand, and our parent and its advisors, on the other hand.

   The following paragraph is added immediately following the last paragraph of that subsection on page 22 to the Offer to Purchase:

      The eMachines board of directors determined to pursue the offer and the merger at this time because, as described above, the board of directors believed that an improvement in the elements affecting eMachines' prospects was not likely in the immediate future, and the offer and the merger present an opportunity for the stockholders of eMachines to obtain a premium for their shares in an efficient manner, which is preferable to a speculative future return. On the day Mr. Hui made his initial offer to eMachines on October 31, 2001, the closing price of eMachines common stock was $0.35 per share, which is significantly below the minimum trading price requirements for Nasdaq listing eligibility. The eMachines board of directors determined that, after raising its bid twice from its initial $0.78 offer, $1.06 per share was our parent's best and final offer, and our parent would be unwilling to keep the offer open beyond its expiration. Our parent was ready and willing to pursue a transaction as soon as possible with relative certainty of execution at a price that was higher than any other offer received by eMachines after a rigorous market check during the summer (which involved contacting approximately 55 companies) and a follow-up market check after our parent's initial bid and was at a substantial premium to the price of eMachines common stock prior to announcement of the offer.

6. We amend the subsection entitled "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Offer and the Merger--Mr. Hui's, our parent's and our position on the fairness of the Offer and the Merger" as follows:

   The following sentence replaces the first sentence to the second to last paragraph of that subsection on page 24 to the Offer to Purchase:

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

   In addition to the other factors considered by us, our parent and Mr. Hui in concluding that the offer and merger is substantively and procedurally fair to the stockholders of eMachines (other than Mr. Hui, KDS USA, our parent and their respective affiliates), we, our parent and Mr. Hui each adopted the conclusion and analysis of Averil Capital, Credit Suisse First Boston and the eMachines board of directors described in "SPECIAL FACTORS--Opinion of Financial Advisors" and "SPECIAL FACTORS--Recommendation of the Board of Directors, Fairness of the Merger."

   The last sentence to the second to last paragraph of that subsection on page 24 to the Offer to Purchase is deleted.

7. We amend and restate the first paragraph to the subsection entitled "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," which appears on page 37 to the Offer to Purchase, as follows:

      In considering our, our parent and Mr. Hui's determination that the offer is fair to you, you should be aware that, in addition to the matters discussed above, we, our parent and Mr. Hui have various interests in the offer and the merger described in this section that are in addition to and different from your interests and may create potential conflicts of interests.

8. We amend the subsection entitled "SPECIAL FACTORS--Purpose of the Offer and Merger; Plans for eMachines," as follows:

   The following sentence replaces the first sentence to the second paragraph of that subsection on page 36 to the Offer to Purchase:

      In determining whether to make the offer and thereafter effect the merger and in determining to make the offer at this time, we, our parent and Mr. Hui considered several factors, including the potential future financial performance of eMachines and historical and recent trading prices for the shares of eMachines common stock.

9. We amend the third paragraph of the subsection entitled "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences," which appears on page 58 to the Offer to Purchase, as follows:

   There will be no gain or loss to us, our parent, Mr. Hui or eMachines as a result of the consummation of the offer or the merger. The availability to our parent and/or eMachines going forward of any net operating loss carryforwards of eMachines will be limited by applicable law.

10. We amend the subsection entitled "THE TENDER OFFER--Acceptance for Payment and Payment for Shares" as follows:

   The following sentence replaces the second sentence to the first paragraph of that subsection on page 69 to the Offer to Purchase:

   We expressly reserve the right to delay payment for shares in anticipation of governmental regulatory approvals in compliance with applicable law.

   The last paragraph of that subsection on page 70 to the Offer to Purchase is deleted.

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

11. We amend the third paragraph to the subsection entitled "THE TENDER OFFER--Financing of the Offer and the Merger--Credit Agreement," which appears on page 71 of the Offer to Purchase, by adding the following sentence at the end of the second sentence to the third paragraph of that subsection as follows:

   Prior to the closing of the merger the lender will have no security or other interest in the funds deposited in the escrow account.

12. We amend the subsection entitled "THE TENDER OFFER--Conditions of the Offer" as follows:

   The following language replaces the second bullet point to the first paragraph of that subsection on page 79 to the Offer to Purchase:

   we do not receive and do not have available to us the proceeds under the credit agreement with UBS AG (or other financing pursuant to the terms of the merger agreement) sufficient to fund (together with the proceeds contributed by Mr. Hui) all financial obligations arising in connection with the consummation of the offer, merger and other transactions contemplated by the merger agreement;

   The following sentence replaces the last sentence of the last paragraph of that subsection on page 81 to the Offer to Purchase:

   The failure by us to exercise any of the foregoing rights will not be deemed a waiver of any right and each such right will be deemed an ongoing right which will be asserted, waived or satisfied on or prior to the expiration of the offer, other than those rights involving the receipt of necessary governmental approvals, which may also be asserted following the expiration of the offer.

13. We amend and restate the subsection entitled "THE TENDER OFFER--Certain Legal Matters--Certain Litigation," which appears on page 82 of the Offer to Purchase, as follows:

      On November 20, 2001, an action entitled Gary Dvorchak, on behalf of himself and all others similarly situated, v. eMachines, Inc. et. al. (Case No. 01CC00156) was filed, and on November 26, 2001, an action entitled Anthony Gaultiere, on behalf of himself and all others similarly situated,
   v. eMachines, Inc. et. al. (Case No. 01CC00157) was filed, each in the Superior Court of the State of California for the County of Orange, in which the respective plaintiffs named eMachines and the members of eMachines' board of directors as defendants.

      On November 29, 2001, eMachines was served with a summons and complaint in the matter of Anthony Gaultiere v. eMachines, Inc. et. al. (Case No. 01CC00157) suit. On or about November 30, 2001, eMachines was served with a summons and complaint in the matter of Dvorchak v. eMachines, Inc. et al (Case No. 01CC00156).

      The complaints purport to assert claims on behalf of all public shareholders of eMachines. The complaints allege that eMachines and the members of eMachines' board of directors have breached their fiduciary duties to shareholders of eMachines.

      The complaints seek class certification and other equitable relief, including enjoining the offer and the merger, as well as costs and expenses incurred in connection with the action.

      On December 14, 2001, a Temporary Restraining Order and Order Setting Hearing of Preliminary Injunction, (or the "TRO") was issued by the 172nd Judicial District Court of Jefferson County, Texas in the matter of David Packard, on behalf of himself and all others similarly situated, v. eMachines, Inc., (Case

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

   No. 165,336). The case is a class action seeking recovery for alleged defects in the floppy disk controllers contained in certain of eMachines' computers. On December 19, 2001, the parties to the litigation in which the temporary restraining order was issued reached an agreement in principle to withdraw and dissolve the temporary restraining order. As part of the agreement in principle, the plaintiffs dropped their attempt to seek other injunctive relief as well. The agreement in principle is conditioned upon execution of definitive documentation.

14. We amend the Offer to Purchase by replacing throughout the Offer to Purchase all references to the phrase "arm's-length negotiations" with the phrase "extensive negotiations."

15. We amend the Offer to Purchase by replacing throughout the Offer to Purchase all references to the phrase or phrases similar to "the consideration to be paid in either the offer or the merger is fair to the stockholders of eMachines" made by us, our parent and Mr. Hui with "the offer is fair to the stockholders of eMachines."

   On December 19, 2001, we extended the offer until 9:00 a.m., Eastern time, on December 28, 2001.

   If you have any questions about the offer, the merger or the information contained in this supplement, you should contact Georgeson Shareholder Communications, Inc., 17 State Street, 10th Floor, New York, New York 10004, telephone (800) 223-2064 or Georgeson Shareholder Securities, 17 State Street, 10th Floor, New York, New York 10004, telephone (800) 445-1790.

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